5/30/14

SECUR 14040650 SION

SEC
Mail Processing
Section
MAY 28 2014
Washington, DC
124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodlands Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10655 Six Pines Dr. Suite 100
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morris Monroe (281) 367-2483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/4/14

OATH OR AFFIRMATION

I, Morris L. Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodlands Securities Corporation, as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

GLORIA SEDITA
Notary Public, State of Texas
My Commission Expires
July 15, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODLANDS SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2014

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

harperpearson.com

WOODLANDS SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2014

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Woodlands Securities Corporation
The Woodlands, Texas

We have audited the accompanying statement of financial condition of Woodlands Securities Corporation (the Company) as of March 31, 2014, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlands Securities Corporation as of March 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. Schedules I and II on pages 11 and 12 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
May 22, 2014

ASSETS

Cash and cash equivalents	$ 189,841
Deposits with clearing organization	6,000
Receivables for commissions and fees	16,744
Prepaid expenses and other receivables	15,384
Note receivable from stockholder	52,970
Furniture, fixtures and equipment, net of accumulated depreciation of $113,703	11,113
TOTAL ASSETS	$ 292,052

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 36,059
Commissions payable	11,581
TOTAL LIABILITIES	47,640
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 100,000 shares authorized and 1,000 shares issued and outstanding	1,000
Additional paid-in capital	6,107
Retained earnings	237,305
TOTAL STOCKHOLDER'S EQUITY	244,412
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 292,052

The accompanying notes are an integral part of the financial statements.

REVENUES	
Commissions and fees	$ 1,147,801
Interest and dividends	11,213
Other income	657,050
TOTAL REVENUE	1,816,064
EXPENSES	
Employee compensation and benefits	885,208
Clearance fees	12,377
Commission expense	677,838
Communications and data processing	67,809
General and administrative	188,825
TOTAL EXPENSES	1,832,057
LOSS BEFORE INCOME TAX BENEFIT	(15,993)
INCOME TAX BENEFIT	(831)
NET LOSS	$ (15,162)

The accompanying notes are an integral part of the financial statements.

WOODLANDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, March 31, 2013	$ 1,000	$ 6,107	$ 252,467	$ 259,574
Net loss	-	-	(15,162)	(15,162)
Balance, March 31, 2014	$ 1,000	$ 6,107	$ 237,305	$ 244,412

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (15,162)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,307
Changes in operating assets and liabilities	
Receivables for commissions and fees	56
Prepaid expenses and other receivables	22,154
Accounts payable and other liabilities	(2,821)
Commissions payable	(394)
Net cash provided by operating activities	10,140
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(1,389)
Net cash used by investing activities	(1,389)
INCREASE IN CASH AND CASH EQUIVALENTS	8,751
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	181,090
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 189,841

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Woodlands Securities Corporation ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in The Woodlands, Texas and was incorporated under the laws of the State of Texas on April 26, 1988. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (k)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions are recognized when trades settle. Receivables are recorded at related settlement or close date. Transaction related success fees are recognized when transactions close.

Income Taxes - The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Texas margin tax is accrued and included as a component of general and administrative expenses. Texas margin tax was approximately $3,800 for the year ended March 31, 2014.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of March 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the fiscal year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of operations.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through May 22, 2014, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at March 31, 2014.

NOTE B DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2014, the Company had cash on deposit in a clearance account with Southwest Securities, Inc. in the amount of $6,000. Southwest Securities, Inc. is located in Dallas, Texas and is a member of FINRA, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and is registered with the SEC. According to the Clearing Agreement between Southwest Securities, Inc. and the Company, Southwest Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE C RETIREMENT PLAN

The Company provides employees the opportunity to enroll in a Simple Individual Retirement Account (IRA). The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70 1/2) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $13,002 to the participating employees' Simple IRAs during the year ended March 31, 2014.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2014, the Company had net capital of $157,491 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1 at March 31, 2014. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

NOTE E CONCENTRATIONS AND CREDIT RISK (CONTINUED)

Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at March 31, 2014 as management believes all amounts are collectible. For the year ended March 31, 2014, revenue received from a related party represented 59% of the Company's total revenue.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include banks, other financial institutions and individuals. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NOTE F RESERVE REQUIREMENTS

The Company is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any requirement to disclose information relating to the possession or control requirement under rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Southwest Securities, Inc., on a fully disclosed basis as required for exemption under SEC rule 15c3-3(k)(2)(ii).

NOTE G RELATED PARTY TRANSACTIONS

The Company is affiliated with Woodlands Asset Management, Inc. (WAMI) and Woodlands Financial Services, Inc. (WFSI) through common ownership. During the fiscal year ended March 31, 2014, the Company received $562,295 from WAMI for shared overhead expenses which is included in other income in the statement of operations. The Company also received revenues of $437,210 from WFSI for assistance with private offerings which is included in commissions and fees.

A note receivable has been recorded for the benefit of the stockholder in the amount of $52,970. Interest is charged at 2.45%, payable annually. Principal is due on demand. The note receivable is stated at the unpaid principal balance plus any accrued interest. Interest income is recorded as earned.

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 244,412
Total capital and allowable subordinated liabilities	244,412
Deductions and/or charges	
Nonallowable assets:	
Receivables from non-customers	(5,164)
Prepaid expenses and other receivables	(15,384)
Note receivable from stockholder	(52,970)
Furniture, fixtures and equipment, net	(11,113)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	159,781
Haircuts on securities	(2,290)
Net capital	$ 157,491
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/15th of total aggregate indebtedness)	$ 3,176
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 152,491
Ratio: Aggregate indebtedness to net capital	.30 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2014

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholder
Woodlands Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Woodlands Securities Corporation (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
May 22, 2014

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
Woodlands Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Woodlands Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Woodlands Securities Corporation's compliance with the applicable instructions of the Form SIPC-7. Woodlands Securities Corporation's management is responsible for Woodlands Securities Corporation's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments, if any, noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
May 22, 2014

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039700 FINRA MAR
WOODLANDS SECURITIES CORPORATION
10655 SIX PINES DR STE 100
THE WOODLANDS TX 77380-3405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Connie Smith 281-367-2483

2. A. General Assessment (item 2e from page 2)		$ 1,938.00
B. Less payment made with SIPC-6 filed (exclude interest) October 29, 2013 Date Paid		(864.00)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		1,074.00
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,074.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,074.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodlands Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of April, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/01/2013 and ending 3/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,816,066
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	369,557
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,377
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Schedule (Deductions in excess of $100,000 require documentation)	658,364
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 514	
Enter the greater of line (i) or (ii)	514
Total deductions	1,040,812
2d. SIPC Net Operating Revenues	$ 775,254
2e. General Assessment @ .0025	$ 1,938

(to page 1, line 2.A.)